January 4, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Scot Foley

SEC Attorney

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

RE: Unique Underwriters, Inc.

5650 Colleyville Blvd,

Colleyville, Texas 76034

PH: 817-281-3200

Re:	Unique Underwriters, Inc.

Amendment No. 15 to Registration Statement on Form S-1

Filed December 18, 2012

File No. 333-172850

Dear Mr. Foley:

This letter is submitted on behalf of Unique Underwriters, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Registration Statement on Form S-1 (filed March 16, 2011, Registration No. 333-172850) (the “S-1 Registration Statement”), as set forth in your letter to Mr. Sam Wolfe dated December 28, 2012. We are filing via EDGAR Amendment No. 1 to the S-1 Registration Statement (“Amendment No. 1”) in response to the Staff’s comments. For reference purposes, the text of your letter dated December 28, 2012 has been reproduced herein, with the Company’s response below each numbered comment. As appropriate, the Company’s responses include a reference to the section and page numbers of Amendment No. 1 that have been revised in response to the comment.

Comment Responses:

Risk Factors, page 7

1. We note that you disclose that, in addition to an annual salary of $130,000, Samuel Wolfe is entitled to a payment equal to five percent of the total revenue received by you during your fiscal year from all sources. Please add a risk factor that discusses the potential negative impacts of this provision on your business. Please include in this disclosure:

·        The fact that this payment is required regardless of your income;

·        That in the fiscal year ended June 30, 2012, you paid Mr. Wolfe $120,795 pursuant to this provision, but had a net loss of $624,724 and only $19,156 in assets as of June 30, 2012; and

·        That this may be a conflict of interest for you and your business. For example, Mr. Wolfe will financially benefit from a transaction that involves a significant amount of revenue even if the transaction incurs more expenses than revenues and has a negative impact on your gross profit and income.

RESPONSE: - We have added the following risk factor on page 9 under the heading “Risks Associated with Management and Control Persons”:

PURSUANT TO THE TERMS AND CONDITIONS OF HIS EMPLOYMENT AGREEMENT WITH THE COMPANY, IN ADDITION TO AN ANNUAL SALARY OF $130,000, SAMUEL WOLFE IS ENTITLED TO A BONUS PAYMENT EQUAL TO FIVE PERCENT OF THE TOTAL REVENUE RECEIVED BY THE COMPANY DURING ITS FISCAL YEAR FROM ALL SOURCES AND, AS SUCH, THERE MAY BE A POTENTIAL NEGATIVE IMPACT ON THE COMPANY’S BUSINESS DUE TO THE TERMS OF HIS EMPLOYMENT AGREEMENT.

Mr. Wolfe’s Employment Agreement with the Company potentially may have a negative impact on the Company’s business. His bonus payment must be paid regardless of the Company’s income or assets. As an example, in the fiscal year ended June 30, 2012, although the Company sustained a net loss of $624,724 and had only $19,156 in assets as of June 30, 2012; the Company still paid Mr. Wolfe a bonus of $120,795. Furthermore, this bonus payment may be a conflict of interest for the Company and its business. For example, Mr. Wolfe will financially benefit from a transaction that involves a significant amount of revenue even if the transaction incurs more expenses than revenues and has a negative impact on the Company’s gross profit and income. If the amount of this bonus payment continues to exceed the amount of the Company’s net income (or loss), the Company’s financial results could be negatively impacted.

Statements of Cash Flows, page 34

2. You refer to a net loss in your statements of cash flows for the three months ended September 30, 2012. However, you realized net income of $7,673 for the three months ended September 30, 2012. Please revise the description of the line item so that it reflects net income/(losses) similar to your presentation in your statements of operations.

RESPONSE: - We have revised the description of the line item to read “Net income (loss)” in the statements of cash flows for the three months ended September 30, 2012.

Note 7 – Going Concern and Uncertainty, page 41

3. You disclose that you were in a negative working capital position at September 30, 2012. Please also clarify that you had no assets and were in a book overdraft position as a result of issuing more checks than cash available on hand at September 30, 2012.

RESPONSE: - We have clarified this by adding the following sentence in Note 7 to the financial statements:

            “The Company had no assets and was in a book overdraft position as a result of issuing more checks than cash available on hand at September 30, 2012.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 58

4. You disclose that you had no cash on hand as of September 30, 2012. Please also clarify that you had no assets and were in a book overdraft position as a result of issuing more checks than cash available on hand at September 30, 2012.

RESPONSE: - We have also clarified this by adding the following sentence under the heading “Financing Activities”:

“The Company had no assets and was in a book overdraft position as a result of issuing more checks than cash available on hand at September 30, 2012. ”

Executive Compensation

Employment Agreements, page 62

5. Please expand your disclosure to disclose the material compensation terms of your employment agreement, as amended, including annual salary and the additional compensation payment.

RESPONSE: - We have amended and restated the description regarding Mr. Wolfe’s Employment Agreement and replaced it with the followingin its entirety, to read as follows:

We currently do have an employment agreement with our chief executive officer, Samuel Wolfe. The Company, as Employer, agreed to employ Samuel Wolfe, as Employee, and Employee accepted employment with Employer, for a period commencing August 8, 2011 and continuing until terminated as provided in the Employment Agreement. The Employment Agreement was amended effective June 30, 2012. The material terms of Mr. Wolfe’s Employment Agreement, as amended, are as follows:

1. an annual salary of $130,000.00, shall be payable to Employee on a weekly basis;

2. an amount equal to 5% of Total Annual Revenue received by Employer, described below, shall be payable to Employee, and determined on a cash basis during each fiscal year, provided and on the condition that Employee’s employment by Employer is not terminated by Employer. “Total Annual Revenue” shall be defined herein as the total revenue received by Employer during its fiscal year from all sources, including but not limited to, insurance commissions, leads and sales of membership packages. All payments due and payable hereunder shall be paid within thirty (30) days after determination of the Total Annual Revenue by Employer.

3.  The Employment Agreement shall immediately terminate upon the occurrence of any one of the following events:

a. Employee’s death;

b. Employee’s permanent disability as determined by the Employer;

c. Employee is convicted by a court of competent jurisdiction of fraud, misappropriation, embezzlement, dishonesty, or other similar act; or

d.   if Employee should voluntarily terminate his employment with Employer.

Very truly yours,

Signed by Samuel Wolfe, CEO UUI

cc: Sasha Parikh, SEC

Gus Rodriguez, SEC

Jennifer Riegel, SEC